UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                         (Amendment No. 10 )*
                                       -----

               PEC Israel Economic Corporation
- ---------------------------------------------------------------------------
                      (Name of Issuer)

               Common Stock (1.00 par value per share)
- ---------------------------------------------------------------------------
                  (Title of Class of Securities)

                          705098-10-1
                ---------------------------------
                        (CUSIP Number)

   James I. Edelson, 511 Fifth Avenue, New York, N.Y. 10017 (212) 551-8881
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           February 16, 1994
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
    ----
box |  |.
    ----

                                                                  ----
Check the following box if a fee is being paid with the statement |  |. (A
                                                                  ----
fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                Page 1 of 23 pages

                              SCHEDULE 13D



- -------------------------                        --------------------------
|CUSIP No. 705098-10-1  |                        |Page  2   of 23 Pages   |
- -------------------------                        --------------------------


- ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |   PEC Holdings Limited                                               |
|  |   EIN 01-0384740                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
- ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
|  |                                                                  --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Maine                                                          |
|  |                                                                      |
- ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |    13,193,592                                        |
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |    13,193,592                                        |
- ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                    13,193,592                                        |
|  |                                                                      |
- ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
|  |                                                                  --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                   70.3%                                              |
|  |                                                                      |
- ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- ---------------------------------------------------------------------------

                              SCHEDULE 13D



- -------------------------                        --------------------------
|CUSIP No. 705098-10-1  |                        |Page  3   of 23 Pages   |
- -------------------------                        --------------------------


- ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    IDB Development Corporation Ltd.                                  |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
- ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
|  |                                                                  --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |    13,193,592                                        |
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |    13,193,592                                        |
- ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                    13,193,592                                        |
|  |                                                                      |
- ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
|  |                                                                  --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                   70.3%                                              |
|  |                                                                      |
- ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- ---------------------------------------------------------------------------

                              SCHEDULE 13D



- -------------------------                        --------------------------
|CUSIP No. 705098-10-1  |                        |Page  4   of 23 Pages   |
- -------------------------                        --------------------------


- ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    IDB Holding Corporation Ltd.                                      |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
- ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |X| |
|  |                                                                  --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |    13,193,592                                        |
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |    13,193,592                                        |
- ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                    13,193,592                                        |
|  |                                                                      |
- ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
|  |                                                                  --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                   70.3%                                              |
|  |                                                                      |
- ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    CO                                                |
|  |                                                                      |
- ---------------------------------------------------------------------------

                              SCHEDULE 13D



- -------------------------                        --------------------------
|CUSIP No. 705098-10-1  |                        |Page  5   of 23 Pages   |
- -------------------------                        --------------------------


- ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Raphael Recanati                                                  |
|  |    Social Security No. ###-##-####                                   |
|  |                                                                      |
- ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
- ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |X| |
|  |                                                                  --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |    13,193,592                                        |
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |    13,193,592                                        |
- ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                    13,193,592                                        |
|  |                                                                      |
- ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
|  |                                                                  --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                   70.3%                                              |
|  |                                                                      |
- ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- ---------------------------------------------------------------------------

                              SCHEDULE 13D



- -------------------------                        --------------------------
|CUSIP No. 705098-10-1  |                        |Page  6   of 23 Pages   |
- -------------------------                        --------------------------


- ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Jacob Recanati                                                    |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
- ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
|  |                                                                  --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |    13,193,592                                        |
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |    13,193,592                                        |
- ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                    13,193,592                                        |
|  |                                                                      |
- ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
|  |                                                                  --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                   70.3%                                              |
|  |                                                                      |
- ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- ---------------------------------------------------------------------------

                              SCHEDULE 13D



- -------------------------                        --------------------------
|CUSIP No. 705098-10-1  |                        |Page  7   of 23 Pages   |
- -------------------------                        --------------------------


- ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Leon Recanati                                                     |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
- ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
|  |                                                                  --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |    13,193,592                                        |
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |    13,193,592                                        |
- ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                    13,193,592                                        |
|  |                                                                      |
- ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
|  |                                                                  --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                   70.3%                                              |
|  |                                                                      |
- ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- ---------------------------------------------------------------------------

                              SCHEDULE 13D



- -------------------------                        --------------------------
|CUSIP No. 705098-10-1  |                        |Page  8   of 23 Pages   |
- -------------------------                        --------------------------


- ---------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                             |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|  |    Yudith Recanati Yovel                                             |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | | |
|  |                                                                  --- |
|  |                                                              (b) |X| |
|  |                                                                  --- |
|  |                                                                      |
- ---------------------------------------------------------------------------
|3 | SEC USE ONLY                                                         |
|  |                                                                      |
|  |                                                                      |
- ---------------------------------------------------------------------------
|4 | SOURCE OF FUNDS                                                      |
|  |   Not Applicable                                                     |
|  |                                                                      |
- ---------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         | | |
|  |                                                                  --- |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|  |       Israel                                                         |
|  |                                                                      |
- ---------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                    |
|  NUMBER OF    |  |     -0-                                              |
|               -----------------------------------------------------------
|   SHARES      |8 | SHARED VOTING POWER                                  |
|BENEFICIALLY   |  |    13,193,592                                        |
|               -----------------------------------------------------------
|OWNED BY EACH  |9 | SOLE DISPOSITIVE POWER                               |
|  REPORTING    |  |     -0-                                              |
|               -----------------------------------------------------------
| PERSON WITH   |10| SHARED DISPOSITIVE POWER                             |
|               |  |    13,193,592                                        |
- ---------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|  |                    13,193,592                                        |
|  |                                                                      |
- ---------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           | | |
|  |                                                                  --- |
|  | CERTAIN SHARES                                                       |
|  |                                                                      |
- ---------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|  |                   70.3%                                              |
|  |                                                                      |
- ---------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON                                             |
|  |                    IN                                                |
|  |                                                                      |
- ---------------------------------------------------------------------------

          The following restates the Schedule 13D and Amendment Nos. 1-9 thereto filed by the Reporting Persons (as defined below) with respect to their holdings of Common Stock, $1.00 par value per share, of PEC Israel Economic Corporation and amends Items 2 and 5 thereof.


Item 1.   Security and Issuer.
          --------------------

          The title and class of securities to which this statement relates is the Common Stock, $1.00 par value per share (sometimes hereinafter referred to as the "Shares"), of PEC Israel Economic Corporation (the "Issuer"), a Maine corporation whose principal executive offices are located at 511 Fifth Avenue, New York, New York 10017.

Item 2.   Identity and Background.
          ------------------------

          (a), (b) and (c): The Reporting Persons are:

          (1) PEC Holdings Limited ("Holdings"), a Maine corporation, with its principal office at One Portland Square, Portland, Maine 04112. Holdings' only business is to hold shares of Common Stock of the Issuer.

          (2)  IDB Development Corporation Ltd. ("IDB
Development"), an Israeli corporation, with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. Holdings is a wholly-owned subsidiary of IDB Development.

          (3) IDB Holding Corporation Ltd. ("IDB Holding"), an Israeli corporation, with its principal office at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. IDB Holding owns approximately 70.94% of the outstanding shares of IDB Development.

          The following persons may by reason of their interests in and relationships with IDB Holding be deemed to control IDB
Holding, IDB Development and Holdings:

          (4)  Raphael Recanati, The Tower, 3 Daniel Frisch
Street, Tel Aviv, Israel. Present principal occupation: Chairman and Managing Director, IDB Holding and IDB Development;
President, Finmar Equities Co. - shipping and finance.

                                   Page 9 of 23 pages

          (5)  Jacob Recanati, 3 Habankim Street, Haifa, Israel.
Present principal occupation: Managing Director, El-Yam Ships
Ltd.  - shipping.

          (6)  Leon Recanati, The Tower, 3 Daniel Frisch Street,
Tel Aviv, Israel.  Present principal occupation: Joint Managing
Director of IDB Holding and IDB Development.

          (7)  Yudith Recanati Yovel, 64 Kaplan Street, Herzliya,
Israel.  Present principal occupation: Housewife.

          The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of IDB Holding, IDB Development and Holdings and the name and business address of any corporation or other organization in which such employment is conducted are set forth on Schedules A, B and C hereof and incorporated herein by reference.

          (d) On February 16, 1994, following a lengthy trial in the District Court of Jerusalem, State of Israel, the four largest banks in that country, including Israel Discount Bank Limited, and its former parent IDB Holding, and members of their senior management were found guilty, in connection with acts that occurred prior to October 1983, of engaging in fraudulent securities transactions and making false statements within the meaning of certain provisions of that country's banking, securities and other laws. The violations involve activities, which terminated in October 1983, relating to shares of these Israeli institutions. Mr. Raphael Recanati who is Chairman of the Board of IDB Holding and was chief executive officer of Israel Discount Bank Limited is among the defendants found guilty. Mr. Recanati and IDB Holding have categorically denied any wrongdoing and have advised the Issuer that they intend to appeal. None of the activities in question relate to or involve the Issuer or its business in any way.

          Except as indicated above, none of the Reporting
Persons has, during the last five years, been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors.

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


                                   Page 10 of 23 pages

          (f) The persons referred to in (4), (5), (6) and (7) above are citizens of Israel.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          In the initial statement on Schedule 13D, IDB
Development reported that on July 31, 1981 it had acquired
855,633 Shares from IDB Holding in exchange for 37,528,123 previously unissued Ordinary "A" shares of IDB Development of IS.
75,056,246 nominal value.

          During the period from August 1, 1981 to November 17,
1981, IDB Development purchased a total of 2,922 Shares on the open market using its own funds. The purchases were as follows:

        Date             Number of Shares      Price Per Share
        ----             ----------------      ---------------
September 10, 1981            502                 $17.50
October 18, 1981              110                  18.06
October 18, 1981              308                  18.50
October 19, 1981            2,000                  18.00
October 27, 1981                2                  18.00

          As a result of the foregoing transfer and purchases, IDB Development owned on November 17, 1981 approximately 87.5% of the common stock of the Issuer.

          During the period from November 17, 1981 to April 15,
1982, IDB Development purchased with its own funds the following
Shares on the open market, except as otherwise noted below:


                                   Page 11 of 23 pages

        Date             Number of Shares      Price Per Share
        ----             ----------------      ---------------
November 25, 1981              66                 $21.00
November 25, 1981               6                  19.25
December 1, 1981              254                  22.00
December 21, 1981         281,895        Stock dividend acquired
                                         as of this record date
December 24, 1981             622                  22.00
December 31, 1981             147                  22.00
January 6, 1982                73                  17.625
January 26, 1982              153       Additional stock received
                                        from stock dividend of
                                        December 21, 1981 record
                                        date
February 2, 1982               40                  22.00
February 24, 1982           1,418                  19.50
February 24, 1982              66                  21.64
March 5, 1982                   2                  17.80
March 5, 1982                 115                  19.50
March 14, 1982                100                  20.50
March 14, 1982                 44                  21.45
March 16, 1982                310                  19.975
March 22, 1982                 60                  20.141
March 22, 1982                177                  20.50
April 5, 1982                   8                  21.45
April 5, 1982                  23                  20.50

          The foregoing Shares were purchased to increase IDB Development's shareholdings in the Issuer at market prices which IDB Development viewed as reasonable. As a result of these purchases and stock dividends, IDB Development owned at April 15, 1982 approximately 89.2% of common stock of the Issuer.

          On December 6, 1982, IDB Development transferred to
Holdings, its wholly-owned subsidiary, the 1,149,715 Shares owned by IDB Development on that date in exchange for an equal number of shares of common stock, without par value, of Holdings.

                                    Page 12 of 23 pages

          Holdings also acquired from IDB Development 312,500 Class A Preferred Shares, $16.00 par value per share, 238,095 Class B Preferred Shares, Series 1, without par value and 217,391 Class B Preferred Shares, Series 2, without par value, of the Issuer for which Holdings issued to IDB Development an equal number of Holdings Class A Preferred Shares, $16.00 par value per share, Class B Preferred Shares, Series 1, without par value and Class B Preferred Shares, Series 2, without par value.

          On November 16, 1982, the Issuer declared a 20% common stock dividend payable on January 11, 1983 to shareholders of record of all classes of capital stock of the Issuer outstanding on December 7, 1982. On January 11, 1983, Holdings received 383,540 Shares as a result of this stock dividend. As a result of the transfer of Shares from IDB Development to Holdings and the foregoing stock dividend, on January 11, 1983, Holdings owned 1,533,255 Shares, constituting 89.2% of the common stock of the Issuer.

          On December 5, 1983, Holdings exchanged 767,986 shares of preferred stock of the Issuer (consisting of 312,500 shares of Class A Preferred Stock, $16.00 par value per share, 238,095 shares of Class B Preferred Stock, Series 1, without par value and 217,391 shares of Class B Preferred Stock, Series 2, without par value), for 304,705 Shares of the Issuer. The purpose of the exchange of the Preferred Stock for the Shares was to simplify the capitalization of the Issuer, which as a result has only one class of outstanding capital stock consisting of the Shares.

          On January 10, 1984, Holdings acquired a total of
3,675,920 Shares as a result of a 3 for 1 stock split in the form of a stock dividend declared by the Issuer.

          As a result of the acquisitions on December 5, 1993 and January 10, 1984, on January 16, 1984 Holdings directly owned
5,513,880 Shares, representing 92.1% of the outstanding Shares of the Issuer.

          On January 16, 1984, IDB Development owned beneficially
5,517,567 Shares (including 3,687 owned directly) representing
92.1% of the outstanding Shares of the Issuer.

          On June 5, 1984, The Israel European Company Isrop S.A., a Luxembourg corporation ("Isrop"), acquired 665,400 Shares. On such date, IDB Development beneficially owned approximately 42.3% of the outstanding capital stock of Isrop, approximately 46% of the outstanding capital stock of which was beneficially owned by an unaffiliated third party. Each of the Reporting Persons disclaimed beneficial ownership of the Shares.



                                        Page 13 of 23 pages

          By reason of a 10% stock dividend payable on January 8, 1985 to holders of record on December 4, 1984, the number of Shares owned by Holdings increased to 6,065,268 and the number of Shares beneficially owned by IDB Development increased to 6,069,323 of which 6,065,268 Shares were owned directly by Holdings and 4,055 shares were owned directly by IDB Development.

          On February 11, 1988, Isrop owned 749,490 Shares, representing 10.2% of the common stock of the Issuer. As of such date, IDB Development beneficially owned approximately 42.3% of the outstanding capital stock of Isrop, approximately 46% of the outstanding capital stock of which on such date was beneficially owned by an unaffiliated third party. Each of the Reporting Persons disclaimed beneficial ownership of these Shares.

          On July 2, 1990, the Issuer issued and sold to Holdings 527,473 Shares for an aggregate purchase price of $8 million. Holdings obtained the necessary funds to purchase these Shares from IDB Development. IDB Development utilized its own funds in effecting the transaction. As a result of the transaction, on July 2, 1990 Holdings owned 6,592,741 Shares, constituting 84% of the common stock of the Issuer, and IDB Development beneficially owned 6,596,796 Shares, of which 4,055 Shares were owned directly by IDB Development and the balance were owned by Holdings.

          In December 1990, IDB Development transferred to
Holdings 4,055 Shares. On February 22, 1992, the Issuer effected a two-for-one stock split, increasing the number of Shares owned by Holdings to 13,193,592.

          Pursuant to a U.S. Underwriting Agreement among the Issuer, Isrop, as selling shareholder, and the U.S. Underwriters and an International Underwriting Agreement among the Issuer, Isrop, as selling shareholder, and the Managers, each dated May 22, 1992, the Issuer and Isrop sold to the U.S. Underwriters and Managers on June 1, 1992 an aggregate of 3,000,000 shares and 800,000 shares, respectively, of Common Stock in a firm commitment underwritten public offering at a price to the public of $13.50 per share. The Issuer advised the Reporting Persons that as a result of this transaction, the number of shares of Common Stock outstanding increased from 15,758,588 shares to 18,758,588 and Isrop advised the Reporting Persons that as a result of this transaction, the number of shares of common Stock that Isrop owns decreased to 375,560 shares. The Issuer advised the Reporting Persons that there were 18,758,588 shares of Common Stock outstanding on June 1, 1992 and on June 26, 1992 and the percentages of shares of Common Stock outstanding are based on this number. As of June 1, 1992 and June 26, 1992, Holdings beneficially owned 13,193,592 shares, or approximately 70.3% of the shares of common stock advised by the Issuer to be


                                            Page 14 of 23 pages
outstanding as of such dates. Holdings shared the power to vote these Shares with the other Reporting Persons.

          As of June 26, 1992, IDB Development beneficially owned approximately 42% of the outstanding capital stock of Isrop, which is controlled by persons and entities unrelated to the Reporting Persons. As of such date, each of the Reporting Persons disclaimed beneficial ownership of the Shares owned by Isrop.

Item 4.   Purpose of Transaction.
          -----------------------

          The Shares acquired by IDB Development from IDB
Holdings were acquired in connection with a corporate reorganization of IDB Holdings. IDB Development transferred its Shares of the Issuer to Holdings in order to place its holdings in the Issuer in a separate United States subsidiary.

          Holdings and IDB Development may purchase additional Shares from time to time on the open market or otherwise. The Shares acquired by Holdings as reported herein were acquired for investment. As the principal shareholder of the Issuer, Holdings is in a position to control the Issuer, but has no present plans or proposals which relate to or would result in any of the events set forth in Item 4(b) through (j) of the Instructions to
Schedule 13D. Where previously the Issuer was a direct subsidiary of IDB Development, the Issuer is now a direct subsidiary of Holdings.

          The purpose of the purchase by Holdings on July 2, 1990 of 527,473 Shares was to provide the Issuer with additional capital to fund increases in its shareholdings in new and existing affiliates.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          See response to Item 3 with respect to the acquisition and/or transfer of Shares by the Reporting Persons. The Issuer has advised the Reporting Persons that as of February 16, 1994, there were 18,758,588 Shares outstanding. As of February 16, 1994, Holdings beneficially owned 13,193,592 Shares, or approximately 70.3% of the Shares advised to be outstanding as of such date. Holdings shares the power to vote and dispose of these Shares with the other Reporting Persons.

          Since the transfer of 4,055 Shares from IDB Development to Holdings in December 1990, the Reporting Persons have not effected any sales or purchases or other transfers of Shares. According to information provided to the Reporting Persons, during the past 60 days none of the executive officers and


                                           Page 15 of 23 pages
directors of IDB Holding, IDB Development and Holdings sold or purchased any Shares. As reflected on the Schedules hereto, information provided to the Reporting Persons amends previous filings and now indicates that the executive officers and directors of IDB Holding, IDB Development and Holdings (other than the Reporting Persons who are natural persons) owned an aggregate of 9,000 Shares as of February 16, 1994.

Item 6.        Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.
          -------------------------------------------------------

          In the initial filing of this Statement on Schedule 13D, IDB Development reported that IDB Holding had agreed directly and through the Issuer with three banks from which the Issuer had borrowed money that as long as these loans were outstanding, IDB Holding would not dispose of its indirect control of the Issuer. In such filing, IDB Development also reported that other than the aforementioned understandings, neither IDB Development nor its officers, directors or IDB Holding, have any other contracts, arrangements understandings or relationships (legal or otherwise) with any person with respect to any of the Shares of the Issuer, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

Schedules A, B and C          List of Executive Officers,
                              Directors and Persons Controlling
                              IDB Holding, IDB Development and
                              Holdings, respectively.


















                                          Page 16 of 23 pages

Signature.
- ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.


Date:     March 1, 1994

                              PEC Holdings Limited

                              By: /s/ William Gold
                                 -------------------------------
                                      William Gold,
                                   Assistant Secretary

                              IDB Development Corporation Ltd.
                              IDB Holding Corporation Ltd.
                              Raphael Recanati
                              Jacob Recanati
                              Leon Recanati
                              Yudith Recanati Yovel

                              By: PEC Israel Economic Corporation

                              By: /s/ James I. Edelson
                                 -------------------------------
                                 James I. Edelson, Executive Vice
                                 President of PEC Israel Economic
                                 Corporation on behalf of IDB
                                 Development Corporation Ltd.,
                                 IDB Holding Corporation Ltd. and
                                 Raphael Recanati pursuant to
                                 agreements annexed as exhibits
                                 to Amendment No. 4 to the
                                 Schedule 13D and on behalf of
                                 Leon Recanati and Yudith
                                 Recanati Yovel pursuant to
                                 agreements annexed as exhibits
                                 to Amendment No. 7 to the
                                 Schedule 13D.










                                      Page 17 of 23 pages

                              Schedule A

          (Information as of February 16, 1994 provided in response
                    to Items 2 through 6 of Schedule 13D)
          Executive Officers, Directors and Persons Controlling
                    IDB Holding Corporation Ltd. (1)
                              ("IDBH")
          The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

(citizenship the same as country of residence unless otherwise noted)
                                                  Principal
Name and Address            Position              Occupation
- ----------------            --------              ----------

Raphael Recanati         Chairman of the          Chairman of the
The Tower                Board, Chairman of       Board and Managing
3 Daniel Frisch Street   the Executive            Director of IDBH,
Tel Aviv, Israel         Committee and            President of Finmar
                         Managing Director        Equities Co.
                                                  (Shipping and
                                                  Finance) (2)

Arie Carasso                  Director            Joint Managing
26 Rival Street                                   Director of Moise
Tel Aviv, Israel                                  Carasso Sons
                                                  Ltd. (3)

Haym Carasso                  Director            Joint Managing
26 Rival Street                                   Director of Moise
Tel Aviv, Israel                                  Carasso Sons
                                                  Ltd.

Joseph Ciechanover            Director            President and
511 Fifth Avenue                                  Director of PEC
New York, New York                                Israel Economic
(Citizen of Israel)                                 Corp. (4)

Eliahu Cohen                  Joint Managing      Joint Managing
The Tower                     Director            Director of IDBH (5)
3 Daniel Frisch Street
Tel Aviv, Israel

William M. Davidson           Director            Chief Executive
43043 W. Nine Mile Road                           Officer of Guardian
Northville, Michigan                              Industries
                                                  Corporation

Arnon Gafny                   Director            Economist
4 Rabbi Benjamin St.
Jerusalem, Israel

                                        Page 18 of 23 pages

                                                 Principal
Name and Address              Position           Occupation
- --------------------------------------           ----------

Gideon Hasid                  Director            Director of
7 Heinrich Heine Square                           Companies
Haifa, Israel

Chaim Herzog                  Director            Director of
Beth Ammot Mishpat                                Companies
8 Shaul Hemelech Blvd.
Tel Aviv, Israel

Hermann Merkin                Director            Member of the New
415 Madison Avenue                                York Stock
New York, New York                                Exchange, Inc. and
                                                  the American Stock
                                                  Exchange, Inc.(6)

Raphael Molho                 Director            Director of
22 Ibn Gvirol Street                              Companies(7)
Jerusalem, Israel

Jacob Recanati                Director            Managing Director
3 Habankim Street                                 of El-Yam Ships
Haifa, Israel                                     Ltd.

Leon Recanati                 Director            Joint Managing
The Tower                                         Director of IDBH
3 Daniel Frisch Street                            (8)
Tel Aviv, Israel

Oudi Recanati                 Director            Director of
Europe House                                      Companies (9)
37 Shaul Hamelech Blvd.
Tel Aviv, Israel

Meir Rosenne                  Director            Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Dov Tadmor                    Director            Managing Director
16-18 Beth Hashoeva Lane                          of Discount
Tel Aviv, Israel                                  Investment
                                                  Corporation
                                                  Ltd. (10)

Yudith Recanati Yovel                             Housewife
64 Kaplan Street
Herzliya, Israel

                                        Page 19 of 23 pages

                                                  Principal
Name and Address              Position            Occupation
- --------------------------------------            ----------

Dalia Lev                     Deputy General      Deputy General
The Tower                     Manager and         Manager and
3 Daniel Frisch Street        Principal           Principal
Tel Aviv, Israel              Accounting Officer  Accounting Officer
                                                  of IDBH (11)

Arthur Caplan*                Secretary           Secretary of IDBH
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson              U.S. Resident       Executive Vice
511 Fifth Avenue              Secretary           President,
New York, New York                                Secretary and
                                                  General Counsel of
                                                  PEC Israel Economic
                                                  Corporation (12)


(1) IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owns 70.94% of the outstanding shares of IDB Development Corporation Ltd. As of February 16, 1994, companies controlled by Raphael Recanati, Jacob Recanati, Leon Recanati and Yudith Recanati Yovel held approximately 50.6% of the voting power and equity of IDB Holding Corporation Ltd.

(2) Mr. Raphael Recanati is Chairman and Chief Executive Officer of IDB Development and is a Director of Holdings.

(3)  Mr. Arie Carasso is a Director of IDB Development.

(4) Mr. Joseph Ciechanover is a Director of IDB Development and Holdings. Mr. Ciechanover holds 2,000 Shares of common stock of the Issuer.

(5) Mr. Cohen is Joint Managing Director of IDB Development and is a Director and President of Holdings.

(6)  Mr. Merkin holds 5,000 Shares of common stock of the Issuer.

(7)  Mr. Molho is a Director of IDB Development.

(8)  Mr. Leon Recanati is Joint Managing Director of IDB Development.

(9)  Mr. Oudi Recanati is a Director of IDB Development


                                         Page 20 of 23 pages

(10) Mr. Tadmor is a Director of IDB Development and Holdings.

(11) Mrs. Lev is Deputy General Manager and Principal Accounting Officer of IDB Development and is Secretary and Treasurer of Holdings.

(12) Mr. Edelson holds 1,000 Shares of common stock of the Issuer.


*    Mr. Caplan is a dual citizen of Israel and Great Britain.

          Messrs. Raphael Recanati, Eliahu Cohen and Oudi Recanati were members of senior management of Israel Discount Bank Limited who were found guilty of certain violations in the Israeli proceeding described in
Item 2 of this Amendment No. 10 to this Schedule 13D in connection with acts that occurred prior to October 1983.

          Based on information provided to the Reporting Persons, except as indicated above, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.




























                                         Page 21 of 23 pages

                              Schedule B

               (Information provided as of February 16, 1994 in response to Items 2 through 6 of Schedule 13D)
  Executive Officers and Directors of IDB Development Corporation Ltd.
          who are not Executive Officers or Directors of IDBH (1)

   Address is: The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                     (citizenship is Israel)

Name and Address         Position        Principal Occupation
- -----------------        --------       ---------------------
Abraham Ben Joseph       Director       Director of Companies
87 Haim Levanon Street
Ramat Aviv
Tel Aviv, Israel


Haim Erez                Director       General Manager, Israel
Yahalom Tower                           Chemicals Ltd.
3A Rechov Jabotinsky
Ramat Gan, Israel


Yair Hamburger           Director       Managing Director of Harel/
29 Derech Haganim                       Shiloah Insurance Companies
Kfar Shmaryahu, Israel


Michael Levy             Director       President, Nilit, Ltd.
Textile Fashion Ctr.
2 Kaufman Street
Tel Aviv, Israel


(1) IDB Development Corporation Ltd. owns all the shares of capital stock of Holdings.


Based on information provided to the Reporting Person, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.








                                        Page 22 of 23 pages

                              Schedule C

               (Information provided as of February 16, 1994
            in response to Items 2 through 6 of Schedule 13D)
                   Executive Officers and Directors of
                    PEC Holding Limited ("Holdings")(1)

        Address is: One Portland Square, Portland, Maine 04112
(citizenship the same as country of residence unless otherwise noted)

Name and Address         Position             Principal Occupation
- -----------------        --------            ---------------------

Raphael Recanati         Director            Chairman of the Board and
The Tower                                    Managing Director of IDBH,
3 Daniel Frisch Street                       President of Finmar Equities
Tel Aviv, Israel                             Co. (Shipping and Finance)


Joseph Ciechanover       Director            President of PEC Israel
511 Fifth Avenue                             Economic Corporation
New York, NY 10017
(citizen of Israel)


Eliahu Cohen             Director and        Joint Managing Director
The Tower                President of        of IDBH
3 Daniel Frisch Street   Holdings
Tel Aviv, Israel


Dov Tadmor               Director            Managing Director of
16-18 Beth Hashoeva                          Discount Investment
  Lane                                       Corporation Ltd.
Tel Aviv, Israel


Dalia Lev                Secretary and       Deputy General Manager
The Tower                Treasurer of        and Principal Accounting
3 Daniel Frisch Street   Holdings            Officer of IDBH.
Tel Aviv, Israel


(1) See Schedule A for certain information about the executive officers and directors of Holdings, all of whom are executive officers and/or directors of IDBH.






                                     Page 23 of 23 pages